UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Pinnacle Gas Resources, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
723464301
(CUSIP Number)
Jerry Cash
9520 N. May Avenue, Suite 300
Oklahoma City, Oklahoma 73120
(405) 488-1304
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 15, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall included a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	723464301

1	Name of Reporting Person I.R.S. Identification No. of above person (entities only). Quest Resource Corporation, I.R.S. Identification No. 30-0182582

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

State of Nevada

	7	Sole Voting Power

None

NUMBER OF SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH		9,599,502(1)

	9	Sole Dispositive Power

None

	10	Shared Dispositive Power

None

11	Aggregate Amount Beneficially Owned by Each Reporting Person

9,599,502(1)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

33.1%(2)

14	Type of Reporting Person

CO

(1) Represents the aggregate number of outstanding shares of the issuer’s common stock beneficially owned by DLJ MB Partners III GmbH & Co. KG, a limited company organized under the laws of Germany, DLJ Offshore Partners III, C.V., a partnership organized under the laws of the Netherland Antilles, DLJ Offshore Partners III-1, C.V., a partnership organized under the laws of the Netherland Antilles, DLJ Offshore Partners III-2, C.V., a partnership organized under the laws of the Netherland Antilles, Millennium Partners II, L.P., a Delaware limited partnership, DLJ Merchant Banking Partners III, L.P., a Delaware limited partnership, and MBP III Plan Investors, L.P., a Delaware limited partnership (collectively, the “DLJ Parties”), each of whom entered into a Support Agreement, dated as of October 15, 2007, with Quest Resource Corporation, a Nevada corporation (“Quest”), obligating the stockholder to vote its shares in favor of matters related to the merger of the issuer with a subsidiary of Quest. For more information regarding the securities holdings of the DLJ Parties, please see Schedule B attached hereto. Quest expressly disclaims beneficial ownership of any of the shares of the issuer’s common stock subject to the Support Agreement.
(2) Based on 29,025,751 shares of the issuer’s common stock outstanding as of October 12, 2007, as represented by the issuer in the Agreement and Plan of Merger discussed in Items 3 and 4 below.
Item 1. Security and Issuer
     The class of equity securities to which this statement relates is common stock, $0.01 par value, of Pinnacle Gas Resources, Inc., a Delaware corporation (“Pinnacle”). The principal executive offices of Pinnacle are located at 1 E. Alger Street, Sheridan, Wyoming.
Item 2. Identity and Background
(a) The name of the corporation filing this statement is Quest Resource Corporation, a Nevada corporation, hereinafter sometimes referred to as “Quest.”
(b) The address of Quest’s principal office is 9520 N. May Avenue, Suite 300, Oklahoma City, Oklahoma.
(c) Quest is a producer of natural gas in the Cherokee Basin, which is located in southeast Kansas and northeast Oklahoma.
(d) Neither Quest nor, to Quest’s knowledge, any person named on Schedule A attached hereto has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Neither Quest nor, to Quest’s knowledge, any person named on Schedule A attached hereto was, during the last five (5) years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) To Quest’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.
Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Quest as of the date hereof.
Item 3. Source and Amount of Funds or Other Consideration
     Quest and Quest MergerSub, Inc, a direct, wholly owned subsidiary of Quest (“Merger Sub”) entered into an Agreement and Plan of Merger, dated as of October 15, 2007, which is incorporated by reference herein as Exhibit 1 (the “Merger Agreement”), with Pinnacle that provides for the merger of Merger Sub with and into Pinnacle (the “Merger”) with Pinnacle continuing as the surviving corporation after the Merger. As an inducement for Quest to enter into the Merger Agreement and in consideration thereof, certain stockholders of Pinnacle identified on Schedule B (collectively, the “Stockholders”) entered into a Support Agreement with Quest, dated as of October 15, 2007, as more fully described in Item 4, whereby each Stockholder agreed that at any meeting (or any adjournment or postponement thereof) of the holders of Pinnacle common stock, such Stockholder will vote all of its shares of Pinnacle common stock currently owned by such Stockholder or acquired by such Stockholder after such date in favor of the matters contemplated in the Merger Agreement. Quest did not pay additional consideration to the Stockholders in exchange for the Support Agreement.
     References to, and descriptions of, the Merger, the Merger Agreement and the Support Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement incorporated by reference as Exhibit 1 to this Schedule 13D and the Support Agreement incorporated by reference as Exhibit 2 to this Schedule 13D. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.
Item 4. Purpose of Transaction
(a) — (b) As described in Item 3 above, this Schedule 13D relates to the proposed merger of Merger Sub with and into Pinnacle, which Pinnacle continuing as the surviving corporation, pursuant to the terms of the Merger Agreement. To induce Quest to enter into the Merger Agreement, the Stockholders entered into the Support Agreement. The purpose of the Support Agreement is to facilitate the consummation of the Merger.
     The Merger Agreement provides that, upon effectiveness of the Merger, each share of common stock of Pinnacle then issued and outstanding will be converted automatically into the right to receive 0.6584 shares of common stock of Quest (the “Merger Consideration”), subject to adjustment as provided for in the Merger Agreement. Also at the Effective Time (as defined in the Merger Agreement) of the Merger, each share of Pinnacle common stock issued and outstanding immediately prior to the Merger that is owned by Quest, Merger Sub, any subsidiaries of Quest or Merger Sub or Pinnacle (as treasury stock) will be cancelled, and each outstanding option to acquire Pinnacle common stock will be converted into the right to receive an amount in cash equal to the product of the number of shares of Pinnacle common stock previously subject to such option and the excess, if any, of the value of the Merger Consideration per share over the exercise price of such option, less any applicable withholding. In addition, each outstanding share of Pinnacle restricted stock issued to a non-employee director of Pinnacle that has not vested will become fully vested and converted into the right to receive the Merger Consideration, less any applicable withholding. Each other outstanding share of Pinnacle restricted stock will become converted into the right to receive restricted shares of Quest common stock equal to the number of shares of Pinnacle common stock multiplied by the exchange ratio and rounded down to the nearest whole share.
     By executing the Support Agreement, the Stockholders have agreed to vote all of the shares of Pinnacle common stock currently owned by them or acquired prior to the termination of the Support Agreement for (a)(i) the adoption of the Merger Agreement, (ii) the Merger and the other transactions contemplated by the Merger Agreement and (iii) any actions required in furtherance of the Merger and the other transactions contemplated by the Merger Agreement, and against (b)(i) any alternative takeover proposal, (ii) any proposal for action or agreement that is reasonably likely to result in a breach by Pinnacle of any covenant, representation or warranty or any other obligation or agreement under the Merger Agreement that is reasonably likely to result in any of the conditions to Pinnacle’s obligations under the Merger Agreement not being fulfilled or (c) any other action which could reasonably be expected to impede, interfere with, delay, postpone or materially affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated. The Support Agreement terminates upon the first to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, or (c) at such time as the Board of Directors of Pinnacle determines to make a Pinnacle Adverse Recommendation Change (as defined in the Merger Agreement).
(c) Not applicable.
(d) The directors and officers of the Merger Sub at the Effective Time of the Merger will be the directors and officers of Pinnacle until their deaths, resignations or removal or until their respective successors are elected in accordance with the certificate of incorporation and bylaws of the surviving corporation.
(e) Other than pursuant to the Merger Agreement or as a result of the Merger, in each case as described in Item 3 and above in this Item 4, not applicable.
(f) Other than pursuant to the Merger Agreement or as a result of the Merger, in each case as described in Item 3 and above in this Item 4, not applicable.
(g) Other than pursuant to the Merger Agreement or as a result of the Merger, in each case as described in Item 3 and above in this Item 4, not applicable.

(h) Other than pursuant to the Merger Agreement or as a result of the Merger, in each case as described in Item 3 and above in this Item 4, not applicable.
(i) Other than pursuant to the Merger Agreement or as a result of the Merger, in each case as described in Item 3 and above in this Item 4, not applicable.
(j) Other than pursuant to the Merger Agreement or as a result of the Merger, in each case as described in Item 3 and above in this Item 4, not applicable.
Item 5. Interest in Securities of the Issuer
(a) As a result of the Support Agreement, Quest may be deemed to be the beneficial owner of 9,599,502 shares of the issuer’s common stock. This number of shares represents approximately 33.1% of the issuer’s outstanding common stock, based on 29,025,751 shares of the issuer’s common stock outstanding as of October 12, 2007, as represented by the issuer in the Merger Agreement. Quest disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Quest as to the beneficial ownership of such shares.
(b) Quest may be deemed to have shared voting power over the 9,599,502 shares of the issuer’s common stock beneficially owned by the Stockholders due to Quest’s right under the Support Agreement to direct the voting of such shares with respect to the matters specified in the Support Agreement. However, Quest does not control the voting of such shares with respect to other matters, and does not possess any other rights as a Pinnacle stockholder with respect to such shares. Quest does not have any dispositive power over the shares of the issuer’s common stock held by the Stockholders. To Quest’s knowledge, no shares of Pinnacle common stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.
     Information required by Items 2 (a)-(c) with respect to each Stockholder is set forth on Schedule B. To Quest’s knowledge, none of the persons identified on Schedule B with whom Quest has shared voting power (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five (5) years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five (5) years.
(c) Except for the Merger Agreement and the Support Agreement, and the transactions contemplated by those agreements, to Quest’s knowledge, no transactions in Pinnacle common stock have been effected during the past sixty (60) days by any person named pursuant to Item 2.
(d) To Quest’s knowledge, no person other than the Stockholders identified on Schedule B has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The terms of the Support Agreement are described under Items 4(a)-(b) above. The Support Agreement also applies to any shares of Pinnacle common stock acquired by the parties to the agreement after the date of the Support Agreement.
Item 7. Material to Be Filed as Exhibits
The following documents are incorporated by reference as exhibits:

Exhibit No.	Title

1	Agreement and Plan of Merger, dated as of October 15, 2007, by and among Quest Resource Corporation, Pinnacle Gas Resources, Inc. and Quest MergerSub, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Quest Resource Corporation on October 16, 2007).

2	Support Agreement, dated as of October 15, 2007, by and among certain stockholders of Pinnacle Gas Resources, Inc, and Quest Resource Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Quest Resource Corporation on October 16, 2007).

Signature
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 24, 2007

Quest Resource Corporation

By:	/s/ Jerry D. Cash

Name: Title:	Jerry D. Cash Chief Executive Officer

SCHEDULE A
Directors and Executive Officers of Quest Resource Corporation
     The following table sets forth the name and present principal occupation or employment of each director and executive officer of Quest Resource Corporation. The business address of each person listed below is c/o Quest Resource Corporation, 9520 N. May Avenue, Suite 300, Oklahoma City, Oklahoma 73120.
Board of Directors

Name	Principal Occupation or Employment

Jerry D. Cash	Chairman, Chief Executive Officer and President
James B. Kite, Jr.	Chief Executive Officer , Boothbay Royalty Company
Malone Mitchell	Venture capitalist
William Damon	Chief Executive Officer, Cummins & Barnard, Inc
John C. Garrison	Chief Financial Officer, ICOP Digital, Inc.
Jon H. Rateau	Vice President of Business Development, Alcoa Primary Metals, Energy Division
Executive Officers

Name	Title

Jerry D. Cash	Chairman, Chief Executive Officer and President
David Grose	Chief Financial Officer
Richard Marlin	Executive Vice President, Engineering
Richard A. Hoover	Executive Vice President, Midstream Assets President (Quest Midstream GP, LLC)
David W. Bolton	Executive Vice President, Land
Steve Hochstein	Executive Vice President, Exploration/A&D

SCHEDULE B
Parties to Support Agreement with Quest Resource Corporation
     The following table sets forth the name, address, and state or other place of organization of each stockholder of Pinnacle Gas Resources, Inc. that has entered into a Support Agreement with Quest Resource Corporation in connection with the Merger Agreement, and the aggregate number of shares of Pinnacle common stock held by each such person as of October 15, 2007.

	State or Other Place	Total Beneficial Ownership
Name and Address	of Organization	of Shares as of October 15, 2007

DLJ MB Partners III GmbH & Co. KG, c/o DLJ Merchant Banking Partners 2121 Avenue of the Stars, Los Angeles, CA 90067	Germany	61,263

DLJ Offshore Partners III, C.V., c/o DLJ Merchant Banking Partners 2121 Avenue of the Stars, Los Angeles, CA 90067	Netherland Antilles	390,820

DLJ Offshore Partners III-1, C.V., c/o DLJ Merchant Banking Partners 2121 Avenue of the Stars, Los Angeles, CA 90067	Netherland Antilles	129,635

DLJ Offshore Partners III-2, C.V., c/o DLJ Merchant Banking Partners 2121 Avenue of the Stars, Los Angeles, CA 90067	Netherland Antilles	92,338

Millennium Partners II, L.P., c/o DLJ Merchant Banking Partners 2121 Avenue of the Stars, Los Angeles, CA 90067	Delaware	41,643

DLJ Merchant Banking Partners III, L.P., c/o DLJ Merchant Banking Partners 2121 Avenue of the Stars, Los Angeles, CA 90067	Delaware	7,264,092

MBP III Plan Investors, L.P., c/o DLJ Merchant Banking Partners 2121 Avenue of the Stars, Los Angeles, CA 90067	Delaware	1,619,711

	Total	9,599,502

EXHIBIT INDEX

Exhibit No.	Title

1	Agreement and Plan of Merger, dated October 15, 2007, by and among Quest Resource Corporation, Pinnacle Gas Resources, Inc. and Quest MergerSub, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Quest Resource Corporation on October 16, 2007).

2	Support Agreement, dated as of October 15, 2007, by and among certain stockholders of Pinnacle Gas Resources, Inc, and Quest Resource Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Quest Resource Corporation on October 16, 2007).